SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                ----------------

                               (AMENDMENT NO. ___)

                                 PHAR-MOR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   717113 10 3
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 ROBERT H. STONE
                               AVATEX CORPORATION
                    5910 NORTH CENTRAL EXPRESSWAY, SUITE 1780
                               DALLAS, TEXAS 75206
                                 (214) 365-7453
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 AUGUST 22, 1997
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [X].

    Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


           CUSIP No. 717113 10 3                         Page 2 of 8
-------------------------------------------    ---------------------------------


1    NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON:                                AVATEX CORPORATION; 25-1425889

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)  [__]
                                                                      (b)  [__]

3    SEC USE ONLY

4    SOURCE OF FUNDS:                                                       00

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  [__]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:                            DELAWARE


NUMBER OF
                   7       SOLE VOTING POWER:
SHARES
BENEFICIALLY
                   8       SHARED VOTING POWER:                       4,908,435
OWNED BY
EACH
                   9       SOLE DISPOSITIVE POWER:                    1,045,935
REPORTING
PERSON WITH
                  10       SHARED DISPOSITIVE POWER:                  3,750,000


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:                                                         4,908,435

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                               [__]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 39.7%

14    TYPE OF REPORTING PERSON:                                              CO

================================================================================




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ITEM 1.           SECURITY AND ISSUER
                  -------------------

         This statement relates to the Common Shares, par value $.01 per share (the "Common Stock"), of Phar-Mor, Inc. (the "Issuer"), a corporation organized under the laws of the State of Pennsylvania with its principal executive offices at 20 Federal Plaza West, Youngstown, Ohio 44501.

ITEM 2.           IDENTITY AND BACKGROUND
                  -----------------------

         (a) This statement is filed by Avatex Corporation, a Delaware corporation ("Avatex").

         (b) 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206.

         (c) Avatex Corporation is a holding company that is primarily engaged in owning interests in hotels and office buildings, and also owns interests in other corporations and partnerships. Attached as Schedule I hereto and incorporated herein by reference is a list of the directors and executive officers of Avatex. Schedule I also sets forth the business address and principal occupation or employment of each individual listed therein.

         (d) - (e) During the past five years, neither Avatex nor, to the best of Avatex's knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) All of the individuals listed on Schedule I hereto are citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                  -------------------------------------------------

         Pursuant to the Hamilton Morgan LLC Interests Redemption and Exchange Agreement (the "Agreement"), entered into by Avatex on August 22, 1997, Avatex will acquire, subject to certain conditions, 3,750,000 shares of Common Stock from Hamilton Morgan LLC, a Delaware limited liability company (the "Company"). Under the Agreement, Avatex has agreed to (i) the transfer of certain marketable securities to the Company in exchange for a portion of the 3,750,000 shares of Common Stock being acquired under the Agreement, (ii) the satisfaction of a certain promissory note from the Company to Avatex in exchange for another portion of the 3,750,000 shares of Common Stock being acquired under the Agreement, and (iii) the redemption of Avatex's membership interest in the Company, and the withdrawal by Avatex from the Company, in exchange for the remaining portion of the 3,750,000 shares of Common Stock being acquired under the Agreement. After the

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Closing under the Agreement, which will occur within 30 days of August 22, 1997, the 3,750,000 shares of Common Stock will be owned beneficially and of record by Avatex.

ITEM 4.           PURPOSE OF TRANSACTION
                  ----------------------

         Avatex is acquiring the shares of Common Stock for investment purposes, and has previously reported ownership on Schedule 13G. As part of the Agreement, Robert M. Haft, President of the Company, and Linda G. Haft, each of whom is a member of the Board of Directors of the Issuer, have agreed to resign as members of the Board of Directors of the Issuer. The resignation of Mr. Haft, however, is contingent upon his being legally entitled to the benefits of that certain severance agreement to be entered into by Mr. Haft and the Issuer with respect to the Employment Agreement, dated September 11, 1995, between Mr. Haft and the Issuer. Avatex will seek to add designees to the Board of Directors of the Issuer, such that the designees of Avatex will constitute a majority of the Board of Directors of the Issuer.

         From time to time, Avatex will evaluate its position and may determine to acquire additional shares of Common Stock of the Issuer (subject to the availability of shares at prices deemed favorable and the availability of financing) or dispose of shares of the Common Stock of the Issuer, at any time and from time to time.

         Other than as set forth above, Avatex has no plans or proposals which relate to or would result in any of the action specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

         (a) Avatex, the Company and Robert M. Haft, collectively, currently own approximately 39.7% of the outstanding Common Stock of the Issuer (based upon the number of shares of Common Stock outstanding as of March 29, 1997, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1997 (the "Outstanding Shares"), plus 91,902 shares that would be issued upon exercise of warrants held by Avatex and 112,500 shares that would be issued upon exercise of stock options held by Robert M. Haft). Assuming the closing under the Agreement occurs, Avatex will beneficially own 4,795,935 shares of Common Stock of the Issuer, which constitute approximately 39.2% of the outstanding shares of Common Stock of the Issuer (based upon the number of Outstanding Shares, plus 91,902 shares that would be issued upon exercise of warrants held by Avatex). Of these 4,795,935 shares, Avatex currently owns 954,033 shares of Common Stock and warrants to purchase 91,902 shares of Common Stock, and the Company currently owns 3,750,000 shares of Common Stock that will be acquired by Avatex under the Agreement. Robert M. Haft currently owns options to purchase an additional 112,500 shares of Common Stock, which he will continue to own after the closing under the Agreement.

         (b) The persons named in Item 5(a) above currently possess shared power to direct the vote of all 4,908,435 shares of Common Stock of the Issuer beneficially owned by them, subject to a dispute between Avatex and Robert M. Haft regarding voting rights as described in Note 1 to Item 4 of the Amendment No. 1 to the Schedule 13G filed by Avatex and the Company on February 8, 1996. The persons named in Item 5(a) above also currently possess shared power to direct the disposition of 3,750,000 shares of Common Stock of the Issuer owned by them.

         After the closing under the Agreement, but prior to the approval by the United States Bankruptcy Court for the District of Delaware (the "Court") in Case Nos. 96-1329 to 1334 (HSB) of the Settlement Agreement between Avatex and the Chapter 7 Trustee in such cases, (i) Avatex and the Trustee, acting as co-escrow agents, will have shared power to direct the vote of 1,132,500 shares of Common Stock of the Issuer that will be beneficially owned by Avatex and held subject to the Escrow Agreement between Avatex and the Trustee, (ii) Avatex will have sole power to direct the vote of 3,663,435 shares of Common Stock of the Issuer beneficially owned by Avatex, and (iii) Avatex will have the sole power to direct the disposition of 4,795,935 shares of Common Stock of the Issuer beneficially owned by it, subject to the terms of the Escrow Agreement with respect to 1,132,500 of the shares. After approval by the Court of the Settlement Agreement, Avatex will have the sole power to direct the vote and the disposition of 4,795,935 shares of Common Stock of the Issuer. Robert M. Haft has, and after the closing will continue to have, the sole power to direct the disposition of 112,500 of the shares of Common Stock of the Issuer beneficially owned by him and, after the closing, will have the sole power to direct the vote of 112,500 of the shares of Common Stock of the Issuer beneficially owned by him.

         (c) No transaction in the Common Shares of the Issuer was effected during the past sixty days by Avatex.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER.
                  ------------------------------------

         The Issuer, the Company and FoxMeyer Drug Company are parties to a Registration Rights Agreement dated as of September 1995. On June 19, 1996, FoxMeyer Drug Company assigned all of its rights under the Registration Rights Agreement to Avatex. At the closing under the Agreement, the Company will assign all of its rights under the Registration Rights Agreement to Avatex.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS
                  ---------------------------------

   1. Hamilton Morgan LLC Interests Redemption and Exchange Agreement, dated as of August 22, 1997, between Hamilton Morgan LLC, Avatex Corporation, Abbey Butler, Melvyn J. Estrin, Robert M. Haft, and Robert M. Haft and Mary Z. Haft, as tenants by the entirety.

   2. Escrow Agreement dated July 25, 1997, between Avatex Corporation, Bart A. Brown, Jr., as trustee under chapter 7 of title 11 of the United States Code of FoxMeyer Corporation, FoxMeyer Drug Company, Healthcare Transportation System, Inc., Merchandise Coordinator Services Corporation, FoxMeyer Software, Inc. and Health Mart, Inc. and their respective estates, as their interests may appear, and Bart A. Brown, Jr., individually and as co-escrow agent, and Edward
             L. Massman, individually and as co-escrow agent.

   3. Registration Rights Agreement dated as of September 1995, between Phar-Mor, Inc., Hamilton Morgan LLC and FoxMeyer Drug Company.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 28, 1997


                                          AVATEX CORPORATION


                                          By:      /s/ Robert H. Stone
                                                   ------------------
                                                   Robert H. Stone
                                                   Vice President

                                   SCHEDULE I

             DIRECTORS AND EXECUTIVE OFFICERS OF AVATEX CORPORATION

         The following information is provided for the directors and executive officers of Avatex Corporation ("Avatex") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and the address of any corporation or other organization in which such employment is conducted.

(a) Abbey J. Butler, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex;
(b) 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206 ("Avatex Address");
(c) Co-Chairman of the Board and Co-Chief Executive Officer of Avatex; Avatex Address.

(a) Melvyn J. Estrin, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex;
(b)      Avatex Address;
(c) Co-chairman of the Board and Co-Chief Executive Officer of Avatex; Avatex Address.

(a)      Hyman H. Frankel, Director of Avatex;
(b)      Avatex Address;
(c) Executive Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811.

(a)      Fred S. Katz, Director of Avatex;
(b)      Avatex Address;
(c) President of First Taconic Capital Corporation; 99 Park Avenue, Suite 2230, New York, New York 10016.

(a)      William A. Lemer, Director of Avatex;
(b)      Avatex Address;
(c) President of Bethesda Avenue Photo, Inc. and Pentagon Concourse Photo, Inc.; 4823 Bethesda Avenue, Bethesda, Maryland 20814.

(a)      Charles C. Pecarro, Director of Avatex;
(b)      Avatex Address;
(c) Chief Financial Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811.

(a)      John L. Wineapple, Director of Avatex;
(b)      Avatex Address;
(c) Principal of First Taconic Capitol Corporation; 99 Park Avenue, Suite 2230, New York, New York 10016.

(a) Edward L. Massman, Senior Vice President and Chief Financial Officer of Avatex;
(b)      Avatex Address;
(c)      Senior Vice President and Chief Financial Officer of Avatex; Avatex
         Address.

(a)      John G. Murray, Vice President -- Finance of Avatex;
(b)      Avatex Address;
(c)      Vice President -- Finance of Avatex; Avatex Address.

(a)      Scott E. Peterson, Vice President - Finance and Controller of Avatex;
(b)      Avatex Address;
(c)      Vice President - Finance and Controller of Avatex; Avatex Address.

(a)      Grady E. Schleier, Vice President and Treasurer of Avatex;
(b)      Avatex Address;
(c)      Vice President and Treasurer of Avatex; Avatex Address.

(a)      Robert H. Stone, Vice President, General Counsel and Secretary of
         Avatex;
(b)      Avatex Address;
(c)      Vice President and General Counsel of Avatex; Avatex Address.

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number                                  Exhibit
-------                                 -------

Exhibit 1 Hamilton Morgan LLC Interests Redemption and Exchange Agreement, dated as of August 22, 1997, between Hamilton Morgan LLC, Avatex Corporation, Abbey Butler, Melvyn J. Estrin, Robert M. Haft, and Robert M. Haft and Mary Z. Haft, as tenants by the entirety.

Exhibit 2 Escrow Agreement dated July 25, 1997, between Avatex Corporation, Bart A. Brown, Jr., as trustee under chapter 7 of title 11 of the United States Code of FoxMeyer Corporation, FoxMeyer Drug Company, Healthcare Transportation System, Inc., Merchandise Coordinator Services Corporation, FoxMeyer Software, Inc. and Health Mart, Inc. and their respective estates, as their interests may appear, and Bart A. Brown, Jr., individually and as co- escrow agent, and Edward L. Massman, individually and as co-escrow agent.

Exhibit 3 Registration Rights Agreement dated as of September 1995, between Phar- Mor, Inc., Hamilton Morgan LLC and FoxMeyer Drug Company.